Exhibit 18.1

May 15, 2013

Marlborough Software Development Holdings, Inc.

500 Nickerson Road

Marlborough, MA 01752-4695

Ladies and Gentlemen:

We have been furnished with a copy of the quarterly report on Form 10-Q of Marlborough Software Development Holdings, Inc. (the “Company”) for the three months ended March 31, 2013, and have read the Company’s statements contained in Note 2 to the unaudited condensed consolidated financial statements included therein. As stated in Note 2, the Company changed its method of accounting for uncollected deferred revenue and states that the newly adopted accounting principle is preferable in the circumstances because it more accurately reflects the financial position of the Company. In accordance with your request, we have reviewed and discussed with management the circumstances, business judgment and planning upon which the decision to make this change in the method of accounting was based.

We have not audited any financial statements of the Company as of any date or for any period subsequent to December 31, 2012, nor have we audited the information set forth in the aforementioned Note 2 to the condensed consolidated financial statements; accordingly, we do not express an opinion concerning the factual information contained therein.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.

Very truly yours,

/s/ Moody, Famiglietti and Andronico, LLP

Moody, Famiglietti and Andronico, LLP